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                           THE JAPAN EQUITY FUND, INC.

                    Amendment to Amended and Restated By-Laws

                                December 7, 2001


         The first sentence of Article I, Section 3 of the Amended and Restated By-Laws of the Corporation, be and it hereby is, amended to read as follows:

                  Special or extraordinary meetings of the stockholders for any purpose or purposes may be called by the Chairman, the President or a majority of the Board of Directors, and shall be called by the Secretary upon receipt of the request in writing signed by stockholders holding not less than a majority of the common stock issued and outstanding and entitled to vote thereat.


         Article II, Section 2 of the Amended and Restated By-Laws of the Corporation, be and it hereby is, amended to read as follows:

                  In case of any vacancy in the Board of Directors through death, resignation or other cause, other than an increase in the number of Directors, a majority of the remaining Directors, although a majority is less than a quorum, by an affirmative vote, may elect a successor to hold office for the remainder of the full term of the class of Directors in which the vacancy occurred.